UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant's name into English)

1500, 222 3rd Avenue S.W., Calgary, Alberta T2P 0B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F [   ] Form 20-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Unaudited condensed financial statements of FEC Resources Inc. for the six months ended June 30, 2018.

Exhibit 2	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended June 30, 2018 of FEC Resources Inc.

Exhibit 3	Certification of June 30, 2018 filings – CEO

Exhibit 4	Certification of June 30, 2018 filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)

Date: August 22, 2018
By: /s/ Paul Wallace
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

Exhibit 1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements for FEC have been prepared by management in accordance with International Financial Reporting Standards.  These financial statements, which are the responsibility of management are unaudited and have not been reviewed by the Company's auditors.  The Company's Audit Committee and Board of Directors has reviewed and approved these interim financial statements.

The Company's independent auditor has not performed a review of these interim condensed financial statements in accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators.

FEC RESOURCES INC.
CONDENSED STATEMENT OF FINANCIAL POSITION
Expressed in United States Dollars
As at:	June 30, 2018	December 31, 2017
ASSETS

Current assets
Cash	$341,949	$425,148
Receivables	2,452	960
Prepaid expenses	782	7,145
	345,183	433,253
Non-current assets
Property, plant and equipment	355	418
Investment in Forum Energy Limited (Note 9)	1,665,000	1,665,000
	$2,010,538	$2,098,671

LIABILITIES
Current liabilities
Trade and accrued payables (Note 6)	$41,252	$33,945
	41,252	33,945

Shareholders' Equity
Share capital (Note 5)	16,732,397	16,732,397
Contributed surplus (Note 5)	3,058,063	3,058,063
Deficit	(17,821,174)	(17,725,734)
	1,969,286	2,064,726
	$2,010,538	$2,098,671

The accompanying notes to the interim condensed consolidated financial statements are an integral part of these statements.

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

"Paul Wallace"                                "Lyle Brown"
Director                                    Director

FEC RESOURCES INC.
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars
UNAUDITED
	Three Month Period Ended		Six Month Period Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
General and administration expenses
General and administration (Note 7)	$54,230	$37,647	$97,846	$78,534
Operating loss	(54,230)	(37,647)	(97,846)	(78,534)
Unrealized gain on investments	-	-	-	1,965,000
Interest income	1,276	395	2,406	691
Net income (loss) and total comprehensive income (loss) for the period	$(52,954)	$(37,252)	$(95,440)	$1,887,157

Earnings (loss) per common share
- Basic and diluted	$-	$-	$-	$-

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
Expressed In United States Dollars
UNAUDITED
For the six months ended June 30, 2018
	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2017	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726
Total comprehensive income for the period	-	-	(95,440)	(95,440)
Balance June 30, 2017	$16,732,397	$3,058,063	$(17,821,174)	$1,969,286

For the six months ended June 30, 2017
	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2017	$16,732,397	$3,058,063	$(19,528,770)	$261,690
Total comprehensive income for the period	-	-	1,887,157	1,887,157
Balance June 30, 2017	$16,732,397	$3,058,063	$(17,641,613)	$2,148,847
The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
UNAUDITED

	For the six months ended
	June 30, 2018	June 30, 2017
Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) income for the period	$(95,440)	$1,887,157

Non-cash items included in loss
Amortization	63	89
Unrealized gain on investment in Forum Energy	--	(1,965,000)
	(95,377)	(77,754)

Changes in working capital related to operating activities
Accounts receivable	(1,492)	(149)
Prepaid expenses	6,363	5,882
Accounts payable and accrued liabilities	7,307	(34,718)
Net cash used by operating activities	(83,199)	(106,739)
Net increase (decrease) in cash	(83,199)	(106,739)
Cash – beginning of the year	425,148	312,161
Cash – end of the period	$341,949	$205,422

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

Note 1 Corporate Information

FEC Resources Inc. ("FEC" or the "Company") was incorporated under the laws of Alberta, Canada and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the Company invests.  The Company is not currently directly involved in any oil and gas or mineral related exploration activities.  The Company is listed in the United States on the OTC Pink ("OTC Pink"), having the symbol FECOF.
At June 30, 2018, the Company has a 6.8% interest Forum Energy Limited ("FEP").
The principal address of the Company is 223 3 Avenue S.W., Calgary, Alberta T2P 0B4.  The Company's ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) ("PXP") with a registered office at 27 Brixton Street, Barangay Kapitolyo, Pasig City, Metro Manila, Philippines 1603
Note 2 Basis of Preparation

a)	Statement of Compliance

These condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and have been prepared using the same accounting policies and methods as were used for the Company's Annual Financial Statements for the years ended December 31, 2017 and 2016.   These condensed interim financial statements should be read in conjunction with the Company's annual financial statements dated December 31, 2017.
The condensed interim financial statements were authorized for issue by the Board of Directors on August 17, 2018.
b)	Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company's functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company's accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

Note 2 Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company's control. The Company has not generated revenue from operations. The Company has an accumulated deficit since inception of $(17,821,174).

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEP to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms.  In addition, management has instituted measures to preserve cash through significantly decreasing its corporate costs.

Note 3	Summary of Significant Accounting Policies and Critical Accounts Estimates and Judgments
These interim condensed financial statements have been prepared using the same accounting policies and methods of computation as the annual financial statements for the year ended December 31, 2017. In addition, these interim condensed financial statements have been prepared using the same critical accounting estimates and judgments as the annual financial statements for the year ended December 31, 2017. Accordingly, the interim condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2017.
Note 4                    Standards, Amendments and Interpretations

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS's"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC's") and the former Standing Interpretations Committee ("SIC's"). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of June 30, 2018.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will not have an effect on the Company's future results and financial position:
IFRS 16 Leases
IFRS 16, Leases ("IFRS 16") will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.  The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied.  The Company does not have any lease agreements and the adoption of this standard will not impact its financial statements.
There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.
Note 5 Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Note 5 Share Capital (continued)

Issued:
Common Shares	Number	Amount
Balance December 31, 2017 and June 30, 2018	409,143,765	$16,732,397

No preferred shares have been issued since the Company's inception.

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company's balance sheet include Contributed Surplus and Deficit.
Contributed Surplus is used to recognize the value of stock option grants prior to exercise.
Warrants is used to recognize the value of warrant grants prior to exercise.
Deficit is used to record the Company's change in deficit from earnings and losses from period to period.
Note 6 Related Party Transactions and Balances

During the six month period ended June 30, 2018 general and administrative expenses included key management personnel compensation totaling $24,000 (2017: $24,000) (Note 7).

Note 7	Nature of Expenses

General and administrative expenses include	June 30, 2018	June 30, 2017
Professional fees	$16,939	$2,009
Bank charges	1,673	1,662
Listing and filing fees	12,300	5,261
Office and miscellaneous	12,665	11,477
Consulting (Note 6)	54,000	54,000
Amortization	63	89
Foreign exchange	206	4,036
	$97,846	$78,534

Note 7	Nature of Expenses (continued)

General and administrative expenses include	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017
Professional fees	$13,673	$1,399
Bank charges	879	868
Listing and filing fees	6,180	594
Office and miscellaneous	6,143	5,668
Consulting (Note 6)	27,000	27,000
Amortization	31	45
Foreign exchange	324	2,073
	$54,230	$37,647

Note 8                      Earnings (Loss) Per Share

Weighted Average Number of Common Shares
	June 30, 2018	June 30, 2017
Weighted average number of common shares (basic and diluted)	409,143,765	409,143,765

Note 9                    Investment in FEP

On March 23, 2017, PXP announced that it has increased its shareholdings in Forum Energy Limited ("FEP") from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share.  At the same date an independent third party purchased 6,666,667 new FEP shares at a price of US$0.30 per share for a total cash payment of US$2,000,000. These two transactions resulted in the dilution of the Company's interest in FEP from 18.42% to 8.03%.
As a result of this dilution the Company ceased to exercise significant influence over FEP and accordingly accounted for the investment on a cost basis as opposed to an equity basis. As a consequence of this change in accounting, the Company recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income.

On December 6, 2017 the Company sold 1,000,000 FEP shares to its parent company, PXP, for $0.30 per share.  As a result of the sale of the shares, the Company's interest in FEP was reduced to 6.80%

Note 10                   Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

 Exhibit 2

FEC RESOURCES INC. (the "Company")
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
 FOR THE PERIOD ENDED JUNE 30, 2018
(all funds in US. $ unless otherwise stated)
  THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS IS PREPARED AS AT AUGUST 17, 2018 AND SHOULD BE READ IN CONJUNCTION WITH THE CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES FOR THE QUARTER ENDED JUNE 30, 2018 AND THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2017.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS").
 Forward Looking Statements
Certain statements in this MD&A, including statements regarding the Company's current funds on hand being able to secure the Company for the foreseeable future, and the Company's ability to sell its shares of Forum Energy Limited ("Forum Energy" or "FEP") to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.  Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, the possibility of the Company's shares of Forum Energy either declining significantly in value or becoming illiquid such that the Company would not be able to sell such shares if required to meet working capital needs and other risks and uncertainties as disclosed under the heading "Risk Factors" herein.  The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand and that there would not be a material adverse change in the financial affairs of Forum Energy or a material adverse change in the liquidity of Forum Energy's shares.  The reader is cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.
 Overall Performance
Forum Energy Limited ("Forum Energy")
As June 30, 2018 the Company held 5,550,000 shares representing a 6.80% interest  (6.80% December 31, 2017) of the capital of Forum Energy, a private company, which has participating interests in 11 petroleum blocks in the Philippines, five of which are in production and six of which are in the exploration and appraisal stage.  Forum Energy and the Company are both ultimately under the control of PXP Energy Corporation ("PXP") and are therefore affiliates.   The Company advises that: (i) the sole nature of its petroleum activities is as a holder of 6.80% of the shares of Forum Energy; and (ii) outside of information publicly made available by Forum Energy, it is not privy to information of the status of Forum Energy's oil and gas activities on any of its projects.
On March 23, 2017, PXP announced that it has increased its shareholdings in Forum Energy Limited ("FEP") from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share.  At the same date an independent third party purchased 6,666,667 new FEP shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  The Company did not participate in this financing transaction.  There were no changes made to the board of FEP.  These two transactions resulted in the dilution of the Company's interest in FEP from 18.42% to 8.03%.  As a result of this dilution, the Company's investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, the Company recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 the Company sold 1,000,000 FEP shares to its parent company, PXP, for $0.30 per share.  As a result of the sale of the shares the Company's interest in FEP was reduced to 6.80%.

Forum Energy's principal asset is a 70% participating interest in Service Contract 72 ("SC72") (previously  Geophysical Survey and Exploration Contract No. 101 ("GSEC101"), a petroleum license located offshore west of Palawan Island, the Philippines.  Forum Energy has completed its work programme commitments for SC72 Sub-Phase 1 of the Exploration Phase from February 15, 2010 to August 14, 2011.  The Sub-Phase 1 work programme completed included the acquisition of 564 km2 of 3D seismic data over the Sampaguita gas field, and 2,202 km of high resolution 2D over the remainder of the 8,800 km2 contract area.  Forum Energy's share of the Sub-Phase 1 work programme was estimated to cost approximately $7.4 million, and was funded through a $15 million facility agreement with Forum Energy's then ultimate parent company, Philex Mining Corporation ("Philex Mining").
In August 2011, Forum Energy entered Sub-Phase 2 of SC72, which includes a commitment to drill up to two wells before August 2013.  On April 24, 2012, Forum Energy announced receipt of a report by Weatherford Petroleum Consultants on the interpretation of the SC72 seismic data acquired in 2011.  The announcement included a summary of volumetric estimates of unrisked resources initially in place in the Sampaguita Gas Field and North Bank prospect in SC72.  The volumentric estimate by Weatherford is said to be an improvement in the resources previously known and supports the case to proceed with the drilling program which is estimated to have a total cost of $75 million.

Forum Energy was unable to commence the Sub-Phase 2 drilling programme in 2012 due to an ongoing territorial dispute between the Philippine and China governments.  Recognizing that the delay in implement the drilling programme were for reasons beyond the control of Forum Energy, the Philippine Department of Energy extended the end date of Sub-Phase 2 from August 14, 2013 to August 14, 2016.
On March 4, 2015 the Philippine Department of Energy ("DOE") granted a force majeure on Service Contract 72 ("SC72") because this contract area falls within the territorial disputed area of the West Philippine Sea which was then the subject of an United Nations arbitration process between the Republic of Philippines and the People's Republic of China.

Under the terms of the force majeure, all exploration work at SC72 is immediately suspended (effective from 15 December 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the force majeure.
On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.
The following is a brief description of the properties of Forum Energy currently in production.  Service Contract 14 Block C1 Galoc
Forum Energy's largest producing asset is the Galoc oil field located offshore northwest Palawan  and has an area of 164 square kilometres and contains the Galoc oil field which was first put in production in 2008.  In 2017 production from the Galoc field was 1.46 million barrels which achieved an average selling price of US$53.83 per barrel.
In October 2016, the Galoc Block Consortium approved the drilling of Galoc-7 to test the Mid Galoc Prospect, which is estimated to contain resources of 6.2 million to 14.6 million stock tank barrels. After an extensive review of the well results and potential tie-back scenarios, the Joint Venture (JV) in consideration of the prevailing low crude prices decided to temporarily suspend all activities related to a possible Phase III development and concentrate its efforts in optimizing oil production at the Galoc Field from the current four (4) production wells in order to sustain profitability and prolong the field's economic life.
The Consortium submitted to the DOE a budget of US$ 44,500 for 2018, of which 75% is allotted for floating production storage and offloading (FPSO) related costs and the rest for field operations and management costs. A total of four (4) liftings is also forecasted for 2018, with cargo volume of between 325,000 and 330,000 barrels.
The Galoc field has produced about 20.18 million barrels of oil since start of production in October 2008
(a)	Service Contract 14 Block A Nido, Block B Matinloc, and Block B1 North Matinloc
Service Contract 14 Block A Nido, Block B Matinloc, and Block B1 North Matinloc are located offshore northwest Palawan.  Block A Nido has an area of 23.8 square kilometers and contains the Nido Production Area which was first put in production in 1979.  Block B has an area of 154 square kilometers and contains the Matinloc Oil Production Complex which was first put in production in 1982.  Block B1 has an area of 8 square kilometers and contains the North Matinloc field which was first put in production in 1989.  Forum Energy's participating interest in Block A, Block B, and Block B1 is 8.46%, 12.40%, and 19.46%, respectively. The Nido and Matinloc fields are in late-life and cyclical production, meaning intermittent production to allow time for oil to accumulate on top of the reservoir.  Aside from production performance of the wells, continued production from Nido and Matinloc is dependent on oil price due to the relatively high operating cost and the ability to share operating expenses.
Service Contract 40 North Cebu
Forum Energy has a 66.67% participating interest in Service Contract 40 ("SC40") which covers the northern area of Cebu Island and the adjacent offshore areas in the Central Tañon Strait and Visayan Sea, with a total area of 4,580 square kilometers.  On January 30, 2009, Forum entered into a Gas Sale & Purchase Agreement with Desco, Inc., for the development of the Libertad gas field for power generation.  On February 6, 2012, commercial production at the Libertad gas field commenced.  The total production from the Libertad Field in 2014 was 41 million cubic feet of gas (79 million cubic feet of gas in 2013), the reduced production was due to a prolonged shutdown caused by engine problems.  However these revenues of US$62,000 (2013 - US$ 115,000), were not considered to be material to Forum Energy's cash flow.

As at 31 December 2016, the field had produced 208.9 million cubic feet of gas. The production was shut since August 2015 due to rapid decrease in pressure. A plug and abandonment (P & A) program for the Libertad 95-1 well was being prepared in coordination with Desco Inc. The P & A was implemented in 2017.  Other sub-blocks within SC 40 will continue to be explored.
Lascogon Mining Corporation ("Lascogon")
 As of June 30, 2018, the Company held  1.08% interest in Lascogon, which is a party to Mineral Production Sharing Agreement No. 148 with the Government of the Philippines ("MPSA 148") which covers an area of 2,306 hectares (the "Lascogon Project").
 The current mining exploration phase of MPSA 148 expired in January 2014 and, whilst a challenge regarding the cancellation of the MPSA is underway, it remains uncertain whether a further two year extension will be granted.
Metalore Mining Corporation ("Metalore")
The Company continues to hold shares of the project joint venture company, Metalore, but the Company has effectively abandoned the property that was previously held by the joint venture company.
Financial
 Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in Forum Energy in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in Forum Energy under suitable terms. In addition, management has instituted measures to preserve cash through significantly decreasing its corporate costs.
Selected Annual Information
Selected Financial Data

	Year Ended 12/31/17	Year Ended 12/31/16	Year Ended 12/31/15
Revenue	$-	$-	$-
Net income (loss)	$1,803,036	$(249,569)	$340,909
Basic and Diluted Income (Loss) per share	$(0.00)/(0.0))	$(0.00)/(0.0))	$(0.00)/(0.0))
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S ('000)	409,143,765	411,274,913	439,143,765
Working Capital	$399,308	$261,094	$510,407
Long-Term Debt	$-	$-	$-
Shareholders' Equity/(Deficiency)	$2,064,726	$261,690	$511,259
Total Assets	$2,098,671	$320,326	$572,218

Results of Operations
The accounts show a loss for the quarter ended June 30, 2018 of $(95,440) or $0.00 per share, versus income of $1,887,157 for the same period in 2017.  The difference was because of the $1,965,000 unrealized gain on the reclassification of FEP shares as a result of the loss of significant influence.  Prior to the dilution, the Company accounted for its investment in FEP using the equity method; following the loss of significant influence this investment is now classified as available for sale and is measured at fair value.
General and Administration expense were $97,846 for the quarter ended June 30, 2018 versus $78,534 for the same period in 2017.  Overall expenses were marginally higher than those experienced in the previous year due to an increase in professional fees and listing and filing fees.  For the quarter ended June 30, 2018 foreign exchange loss was $324 versus a loss  of $2,073 for the quarter ended June 30, 2017.
Balance Sheet
The Company's current assets were $345,183 at June 30, 2018 versus $433,253 for the year ended December 31, 2017. The difference is mainly a result of the higher cash balance on December 31, 2017. The Company's assets reflect the value of Forum Energy on a fair value basis and Lascogon on an equity basis. The investment in Lascogon is reflected at a carrying value of $Nil in the financial statements as at June 30, 2018 and December 31, 2017.  The fair value of the investment in FEP is reflected at $1,665,000 or US$0.30 per share based on the most recent arms' length financing completed in FEP.
PROPERTY, PLANT AND EQUIPMENT
Computer Equipment	June 30, 2018
Cost
Opening Cost	$15,543
Additions	-
Ending Cost	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,125)
Charge for the quarter	(63)
Ending Accumulated Depreciation	(15,188)

Carrying Value	$355

Summary of Quarterly Results
Selected Financial Data
 (in '000, except EPS)
	1st Qtr 18	1st Qtr 18	4th Qtr 17	3rd Qtr 17	2nd Qtr 17	1st Qtr 17	4th Qtr 16	3rd Qtr 16
(Loss) Income	(53)	(43)	(53)	(31)	(37)	1,924	(100)	(60)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.01	(0.00)	(0.00)
In the 1st quarter of 2017 the Company recorded an unrealized gain of $1,965,000 on the reclassification of its investment in FEP.

Liquidity

The Company's working capital position at June 30, 2018 was $303,931 versus $399,308 at December 31, 2017 and shareholders' equity was $1,969,286 at June 30, 2018 (December 31, 2017: $2,098,671).
Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in Forum Energy in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in Forum Energy under suitable terms. In addition, management has instituted measures to preserve cash through significantly decreasing its corporate costs.
The Company is not required to contribute any capital to any of the projects in which it has an indirect or direct interest.
Cash used in operating activities for the quarter ended June 30, 2018 was $83,199 versus $106,739 for the same period in 2017 mainly as a result of the differences described in the results of operations above.
Second Quarter
During the second quarter, there were no significant events.  The Company experienced only basic operating costs. The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments
Capital Resources
The Company owns 35% of Metalore, 1.08% of Lascogon and 6.80% of Forum Energy.  All but Forum Energy require the Company to fund its share of any work programs in order to maintain its current equity holdings in each company.  On March 23, 2017, PXP announced that it has increased its shareholdings in Forum Energy Limited ("FEP") from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share.  At the same date an independent third party purchased 6,666,667 new FEP shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  The Company did not participate in this financing transaction.  There were no changes made to the board of FEP.  These two transactions resulted in the dilution of the Company's interest in FEP from 18.42% to 8.03%.  As a result of this dilution, the Company's investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, the Company recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 the Company sold 1,000,000 FEP shares to its parent company, PXP, for $0.30 per share.  As a result of the sale of the shares, the Company's interest in FEP was reduced to 6.80%.  Should the Company be unable to meet its share of the work programs then its holdings would be further diluted accordingly.  In addition, if Forum Energy is required to raise additional funds through equity issuances then the Company would have to purchase its proportionate share of these equity issuances to maintain its current equity position.  In 2007, the Company wrote off its investment in Metalore and in 2010, the Company wrote off its investment in Lascogon.

The Company will need to continue to raise funds through either debt, equity or the sale of assets in order to increase its operations until such time as it can find economically produce able reserves.
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements in existence as of this date.
Transactions with Related Parties
During the six month period ended June 30, 2018 general and administrative expenses included key management personnel compensation totaling $24,000 (2017: $24,000).
Critical Accounting Estimates and Judgments
The notes to the financial statements outline the Company's significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.
The preparation of financial statements requires management to make certain judgments and estimates.  Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition.
The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.
Investments in Associates
The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired.

Deferred tax assets and liabilities
Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.
Determination of natural resource reserves and natural resources estimates
The required process of estimating reserves of natural resources is critical to several accounting estimates that appear in our financial disclosures.  It requires significant judgments based on available geological, geophysical, engineering and economic data.  These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change.  Reserve estimates impact net income through depletion and the application of an impairment test.  Revisions or changes in the reserve estimates can have either a positive or negative impact on net income.
Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS's"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC's") and the former Standing Interpretations Committee ("SIC's"). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of June 30, 2018.
The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will not have an effect on the Company's future results and financial position:
IFRS 16 Leases
IFRS 16, Leases ("IFRS 16") will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.  The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied.  The Company does not have any lease agreements and the adoption of this standard will not impact its financial statements.
There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.
Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:
-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company's objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.
There have been no substantive changes in the Company's exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.
General Objectives, Policies and Procedures
The Board of Directors has overall responsibility for the determination of the Company's risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company's finance function. The Board of Directors receive quarterly reports from the Company's Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility. Further details regarding these policies are set out below.
a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.
Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company's cash is kept in U.S. dollars.  As at June 30, 2018, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at June 30, 218, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company's cash deposit $341,949 (December 31, 2017: $425,148) and receivables of $2,452 (December 31, 2017: $960)

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its growth plans. At June 30, 2018 the Company's accounts payable and accrued liabilities were $41,252, all of which fall due for payment within twelve months of the date of the statement of financial position.
The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.
Capital Management
The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements on credit facilities and to support any growth plans.
The capital of the Company consists of the items included in shareholders' equity and cash net of debt obligations. The Company monitors capital based on the debt to debt-plus-equity ratio. Debt is total debt shown on the balance sheet, less cash. Debt-plus-equity is calculated as debt shown on the balance sheet, plus total shareholders' equity which includes share capital, warrants, contributed surplus and deficit. Currently the Company has no debt. The Company's Board of Directors approves management's annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company's management.
As at June 30, 2018, the company had no externally imposed capital requirements nor were there any changes in the company's approach to capital management during the year.
Nature of Expenses
The following table shows the detailed breakdown of the components of general and administrative expenditures for the period.
	June 30, 2018	June 30, 2017
Professional fees	$16,939	$2,009
Bank charges	1,673	1,662
Listing and filing fees	12,300	5,261
Office and miscellaneous	12,665	11,477
Consulting (Note 6)	54,000	54,000
Amortization	63	89
Foreign exchange	206	4,036
	$97,846	$78,534

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017
Professional fees	$13,673	$1,399
Bank charges	879	868
Listing and filing fees	6,180	594
Office and miscellaneous	6,143	5,668
Consulting (Note 6)	27,000	27,000
Amortization	31	45
Foreign exchange	324	2,073
	$54,230	$37,647
Other MD&A Requirements
Disclosure of Outstanding Share Data
 As At June 30, 2018
(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at June 30, 2018	Number Issued and Outstanding as at December 31, 2017
Common Shares	N.P.V.	Unlimited	409,143,765	409,143,765
Preferred Shares (convertible redeemable voting)	N.P.V.	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at June 30, 2018.
There were no options outstanding as at June 30, 2018.  There were no warrants outstanding as at June 30, 2018.

Risk Factors
The Company's business is subject to risks inherent in oil and gas and mineral exploration and development operations. In addition, there are risks associated with the Company's stage of operations and the foreign jurisdiction in which it may operate or invest. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.
Due to the delisting of Forum Energy, there is no liquidity for the Forum Energy shares held by the Company.  There can be no assurance that the Company will be able to sell Forum Energy shares and being a private company, limited information on Forum Energy's operations and financial condition is availale.  The market value of the Forum shares could be subject to wide fluctuations in response to factors beyond the Company's control including, quarterly variations in Forum Energy's results of operations, changes in earnings, estimates by analysts, conditions in the industry and general market or economic conditions.  Such fluctuations could adversely affect the value of the Forum Energy shares held by the Company.
Additional information on the Company is available at www.sedar.com.

Outlook
SC72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments.  Forum Energy has been unable to proceed with the SC72 exploration work programme due to the maritime dispute.  On March 4, 2015 the DOE granted a force majeure on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which is the subject of an United Nations arbitration process between the Republic of Philippines and the People's Republic of China.

Under the terms of the force majeure, all exploration work at SC72 is immediately suspended (effective from 15 December 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the force majeure.
On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. Forum Energy anticipates lower revenues from the Galoc oil field in 2018 due to lower oil prices and a decline in production.  The Galoc field may yet go into Phase III development in the near future.  This, however, remains a contingent programme up to this time.
As was highlighted in the latest audited financial statements, the Company has limited cash resources and will require additional capital to allow it to continue to trade or invest in new projects. . The Company is currently reviewing the options available.
Looking Forward
This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Exhibit 3
FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Paul Wallace, President and Chief Executive Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of FEC Resources Inc. (the "issuer") for the interim period ended June 30, 2018.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  August 17, 2018
"Paul Wallace" Paul Wallace President and Chief Executive Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.
The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 4
FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Paul Wallace, Chief Financial Officer of FEC Resources Inc., certify the following:
4.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of FEC Resources Inc. (the "issuer") for the interim period ended June 30, 2018.
5.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  August 17, 2018
"Paul Wallace" Paul Wallace Chief Financial Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.
The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.